Exhibit 2.3

IN THE UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF INDIANA
INDIANAPOLIS DIVISION

In re:	)	Chapter 11
)
ATA Holdings Corp., et al.,	)	Case No. 04-19866
	)	(Jointly Administered)
Debtors.	)

FINDINGS OF FACT, CONCLUSIONS OF LAW, AND ORDER
UNDER 11 U.S.C. § 1129(a) AND (b) AND FED. R. BANKR.
P. 3020 CONFIRMING THE FIRST AMENDED JOINT CHAPTER 11 PLAN
FOR REORGANIZING DEBTORS(1), AS FURTHER
IMMATERIALLY MODIFIED

This matter is before the Court for the entry of an order confirming the First Amended Joint Chapter 11 Plan For Reorganizing Debtors, dated December 14, 2005 filed by ATA Holdings Corp., ATA Airlines, Inc., ATA Leisure Corp., ATA Cargo, Inc., and American Trans Air Execujet, Inc. (collectively, the “Reorganizing Debtors”) in the above captioned cases (the “Chapter 11 Cases”) modified by the Reorganizing Debtors’ First Immaterial Modification And Clerical Correction To The First Amended Joint Chapter 11 Plan Of Reorganization For

The Reorganizing Debtors (“Approved Immaterial Modification”) filed on January 6, 2006 and approved on January 10, 2006 and this order (the “Plan”).  MatlinPatterson Global Advisors LLC, a Delaware limited liability company (“MatlinPatterson”), on behalf of the New Investor,(2) is a co-proponent of the Plan with the Reorganizing Debtors, as the term “proponent” is used in Section 1129 of the Bankruptcy Code.  On December 14, 2005, the Court approved the [Proposed] Disclosure Statement With Respect To First Amended Joint Chapter 11 Plan For Reorganizing Debtors (Docket # 3375) (the “Disclosure Statement”).

Based upon the (i) Affidavit Of Sean G. Frick In Support Of Confirmation Of The First Amended Joint Chapter 11 Plan For Reorganizing Debtors, (ii) Affidavit Of Francis J. Conway In Support Of Confirmation Of The First Amended Joint Chapter 11 Plan For Reorganizing Debtors (iii) Affidavit Of Balloting Agent Regarding Solicitation And Tabulation Of Votes In Connection With Amended Joint Chapter 11 Plan For Reorganizing Debtors (the “BMC Affidavit”), (iv) all other evidence admitted and arguments of counsel made at the Confirmation Hearing (as defined below), and (v) the entire record of these Chapter 11 Cases; after due deliberation thereon; and good and sufficient cause appearing therefor, the Bankruptcy Court hereby makes the following findings of fact, conclusions of law, and enters this Order confirming the Plan.

THIS COURT FINDS AND CONCLUDES:

A.            Filing Of First Amended Plan.  On September 30, 2005, the Reorganizing Debtors filed the Joint Chapter 11 Plan Of Reorganizing Debtors (the “Initial Plan”) (Docket # 3005) and the Disclosure Statement With Respect To The Joint Chapter 11 Plan Of Reorganizing Debtors

(1)          The Reorganizing Debtors are: ATA Holdings Corp. (04-19866), ATA Airlines, Inc. (04-19868), ATA Leisure Corp. (04-19870), ATA Cargo, Inc. (04-19873), and American Trans Air Execujet, Inc. (04-19872).

(2) Capitalized terms that are not differently defined herein have the meanings ascribed to them in the Plan.

(the “Initial Disclosure Statement”) (Docket # 3006).  On November 23, 2005, the Reorganizing Debtors filed an amended version of the Disclosure Statement with an amended version of the Plan that was further amended and filed for notice in blacklined form on December 10, 2005 (Docket # 3006).  A further proposed Disclosure Statement With Respect To The First Amended Plan For Reorganizing Debtors (previously defined herein as the “Disclosure Statement”) with the Plan in its final form as well as blacklines to the last versions filed were filed on December 12, 2005 (Docket nos. 3375, 3376).

B.            Solicitation Procedures Order and Order Approving Disclosure Statement.  On December 14, 2005, the Bankruptcy Court entered an order establishing various deadlines with regard to consideration of the confirmation of the Plan (the “Solicitation Procedures Order”).  On December 14, 2005, the Court entered its order approving the Disclosure Statement that, among other things, approved the Disclosure Statement as containing adequate information within the meaning of section 1125 of the Bankruptcy Code and Fed. R. Bankr. P. 3017.  The Solicitation Procedures Order (i) fixed January 30, 2006 as the date for the commencement of the hearing to consider confirmation of the Plan (the “Confirmation Hearing”), (ii) approved the form and method of notice of the Confirmation Hearing, and (iii) established certain procedures for soliciting and tabulating votes with respect to the Plan.

C.            Transmittal Of Solicitation Package.  The Notice Of (1) Voting Record Date; (2) Rule 3018(a) Motion deadline; (3) Voting Deadline; (4) Plan Confirmation Objection Deadline; (5) Hearing To Confirm Plan (the “Confirmation Hearing Notice”); (6) Approval of Disclosure Statement; (7) Approval of Order on Solicitation Procedures Motion; (8) a ballot and return envelope (such ballot and envelope being referred to as a “Ballot”), were transmitted to Classes 1 through 7 (collectively, the “Voting Classes”) in accordance with Fed. R. Bankr, P. 3017(d), all as set forth in the BMC Affidavit.

D.            Voting Reports.  On January 30, 2006, the Reorganizing Debtors filed the Voting Report, certifying the method and results of the Ballot tabulation by BMC for each of the Voting Classes voting to accept or reject the Plan.

E.             Exclusive Jurisdiction; Venue; Core Proceeding (28 U.S.C. § 157(b)(2) And 1334(a)).  The Bankruptcy Court has jurisdiction over the Chapter 11 Cases pursuant to 28 U.S.C. §§ 157 and 1334.  Venue is proper pursuant to 28 U.S.C. §§ 1408 and 1409.  Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b)(2), and the Bankruptcy Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

F.             Judicial Notice.  The Bankruptcy Court takes judicial notice of the docket of the Chapter 11 Cases (and to the extent necessary the chapter 11 cases for the Liquidating Debtors) maintained by the Clerk of the Bankruptcy Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered or admitted at, the hearings held before the Bankruptcy Court during the pendency of the Chapter 11 Cases (and to the extent necessary the chapter 11 cases for the Liquidating Debtors).

G.            Transmittal And Mailing Of Materials: Notice.  Due, adequate and sufficient notice of the Disclosure Statement and Plan and of the Confirmation Hearing, along with all deadlines for voting on or filing objections to the Plan, has been given to all known holders of Claims in accordance with the procedures set forth in the Solicitation Procedures Order.  The Disclosure Statement, Plan, Ballots, Solicitation Procedures Order, and Confirmation Hearing

Notice were transmitted and served in substantial compliance with the Solicitation Procedures Order and the Bankruptcy Rules, and such transmittal and service were adequate and sufficient.  Adequate and sufficient notice of the Confirmation Hearing and the other bar dates and hearings described in the Solicitation Procedures Order was given in compliance with the Bankruptcy Rules and the Solicitation Procedures Order, and no other or further notice is or shall be required.

H.            Solicitation.  Votes for acceptance or rejection of the Plan were solicited in good faith and in compliance with sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rules 3017 and 3018, the Disclosure Statement, the Solicitation Procedures Order, all other applicable provisions of the Bankruptcy Code, and all other rules, laws, and regulations.

I.              Ballots.  All procedures used to distribute solicitation materials to the applicable holders of Claims and to tabulate the Ballots were fair and conducted in accordance with the Solicitation Procedures Order, the Bankruptcy Code, the Bankruptcy Rules, the local rules applicable to the Bankruptcy Court for the Southern District of Indiana, Indianapolis Division and all other applicable rules, laws, and regulations.

J.             Impaired Classes That Have Voted To Accept The Plan.  As evidenced by the Voting Report, which certified both the method and results of the voting, pursuant to the requirements of sections 1124 and 1126 of the Bankruptcy Code, at least one Impaired Class of Claims, determined without including any acceptance by an insider of any of the Reorganizing Debtors, has voted to accept the Plan with respect to each Reorganizing Debtor.

K.            Class 8 and 9 Deemed To Have Rejected The Plan.  Holders of Interests in Class 8 and Class 9 are not entitled to receive any distribution under the Plan on account of their Interests.  Since none of the holders of Interests in Class 8 and Interests in Class 9 are unconditionally entitled to receive a distribution under the Plan, pursuant to Section 1126(g) of the Bankruptcy Code, such Classes are conclusively presumed to have rejected the Plan, and the votes of holders of Interests in such Class therefore were not required to be solicited.

L.             Presumed Acceptances by Unimpaired Classes.  Claims in Class 5 and any Reinstated Claims in any Class 4 subclass are Unimpaired by the Plan.  Pursuant to section 1126(f) of the Bankruptcy Code and/or the Solicitation Procedures Order, holders of Claims in Class 5 and holders of Claims in Class 4 that are Reinstated are conclusively presumed to have accepted the Plan, and the votes of such holders of such Other Secured Claims were not required to be solicited.

M.           Burden Of Proof.  The Reorganizing Debtors and MatlinPatterson, as co-proponents of the Plan, have met their burden of proving the elements of sections 1129(a) and (b) of the Bankruptcy Code.

N.            Plan Compliance With Bankruptcy Code (11 U.S.C. § 1129(a)(1)).  The Plan complies with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(1) of the Bankruptcy Code.

1.             Proper Classification (11 U.S.C. §§ 1122, 1123(a)(1)).  In addition to Administrative Claims and Priority Tax Claims (which are not required to be classified), Article III of the Plan designates seven (7) Classes of Claims and two (2) Classes of Interests.  The Claims and Interests placed in each Class are substantially similar to other Claims or Interests in each such Class.  Valid business, factual and legal reasons exist for separately classifying the various Classes of Claims and Interests created under the Plan, and such Classes do not unfairly discriminate between holders of Claims or Interests.  Thus, the Plan satisfies sections 1122 and 1123(a)(I) of the Bankruptcy Code.

2.             Specification Of Treatment Of Impaired Classes (11 U.S.C. 1123(a)(3)).  The Plan specifies the Classes of Claims and Interests that are Impaired under the Plan and the treatment of impaired Claims and Interests in all such Classes.  Thus, the Plan satisfies section 1123(a)(3) of the Bankruptcy Code.

3.             No Impermissible Discrimination (11 U.S.C. § 1123(a)(4)).  The Plan provides for the same treatment for each Claim or Interest in each respective Class unless the holder of a particular Claim has agreed to less favorable treatment with respect to such Claim or the law allows for a different treatment, for example with respect to the Plan’s provisions that allow only Qualified Holders to participate in the Rights Offering.  Thus, the Plan satisfies section 1123(a)(4) of the Bankruptcy Code.

4.             Implementation Of Plan (11 U.S.C. § 1123(a)(5)).  The Plan provides adequate and proper means for implementation of the Plan, including, without limitation, (a) the creation of a New Holding Company; (b) the continued organizational existence of Reorganizing Debtors; (c) provision for debt and equity “exit” financing and (d) the execution, delivery, filing or recording of all contracts, instruments, releases, indentures, and other agreements or documents related to the foregoing.  Thus, the Plan satisfies section 1123(a)(5) of the Bankruptcy Code.

5.             Prohibition Against Issuance Of Non-Voting Equity Securities And Provisions For Voting Power Of Classes Of Securities (11 U.S.C. § 1123(a)(6)).  The Articles of Incorporation and Bylaws will prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code.

6.             Selection Of Officers And Directors (11 U.S.C. § 1123(a)(7)).  In Article 6.3 of the Plan, as identified publicly prior to the Confirmation Hearing, or as otherwise announced at the Confirmation Hearing, the Reorganizing Debtors properly and adequately disclosed or otherwise identified the procedures for the selection of all individuals or entities proposed to serve on or after the Effective Date as officers or directors of the Reorganized Companies.  The appointment or employment of such individuals or entities and the proposed compensation and indemnification arrangements for officers and directors are consistent with the interests of the holders of Claims and Interests and with public policy.  Thus, section 1123(a)(7) of the Bankruptcy Code is satisfied.

7.             Additional Plan Provisions (11 U.S.C. § 1123(b)).  The Plan’s provisions are appropriate and consistent with the applicable provisions of the Bankruptcy Code, including, without limitation, provisions for (a) distributions to holders of Allowed Claims, (b) the disposition of executory contracts and unexpired leases, (c) the retention of, and right to enforce, sue on, settle or compromise (or refuse to do any of the foregoing with respect to) certain claims or causes of action against third parties, to the extent not waived and released under the Plan, (d) resolution of Disputed Claims and Disputed Interests, (e) allowance of certain Claims, (f) indemnification obligations, (g) releases by the Reorganizing Debtors, (h) the restructuring of the Old ATSB Loan, (i) substantive consolidation of the Reorganizing Debtors to the extent set forth in Article 6.12 of the Plan, and (j) releases by holders of Claims and Interests that voted to accept the Plan.

8.             Fed. R. Bankr. P. 3016(a).  The Plan is dated December 14, 2005 and identifies the entities submitting it, thereby satisfying Fed R. Bankr. P. 3016(a).

O.            The Plan Proponents’ Compliance With Bankruptcy Code (11 U.S.C. § 1129(a)(2)).  The Plan Proponents have complied with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(2) of the Bankruptcy Code.  Specifically, the Reorganizing Debtors are proper debtors under section 109 of the Bankruptcy Code and the Plan Proponents are proper proponents of the Plan under section 1121(a) of the Bankruptcy Code.  The Plan Proponents have complied with the applicable provisions of the Bankruptcy Code, including as provided or permitted by orders of the Bankruptcy Court, the Bankruptcy Rules, and the Solicitation Procedures Order in transmitting the Plan, the Disclosure Statement, the Ballots and related documents and notices, and in soliciting and tabulating votes on the Plan.

P.             Plan Proposed In Good Faith (11 U.S.C. § 1129(a)(3)).  Following good faith negotiations among the Plan Proponents, the ATSB Lenders, the Creditors’ Committee and other parties in interest, the Plan Proponents have proposed the Plan in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code.  In determining that the Plan has been proposed in good faith, the Bankruptcy Court has examined the totality of the circumstances surrounding the filing of the Chapter 11 Cases and the formulation of the Plan.  See Bankruptcy Rule 3020(b).  The Chapter 11 Cases were filed and the Plan was proposed with the legitimate and honest purpose of reorganizing and maximizing the value of each of the Reorganizing Debtors and the recovery to the holders of Claims and Interests under the circumstances of these cases.

Q.            Payments For Services Or Costs And Expenses (11 U.S.C. § 1129(a)(4)).  Any payment made or to be made by the Reorganizing Debtors for services or for costs and expenses in connection with the Chapter 11 Cases, including all administrative expense and substantial contribution claims under sections 503 and 507 of the Bankruptcy Code, or in connection with the Plan and incident to the Chapter 11 Cases, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code.

R.            Directors, Officers And Insiders (11 U.S.C. § 1129(a)(5)).  The Plan Proponents have complied with section 1129(a)(5) of the Bankruptcy Code and have disclosed the initial officers of the Reorganized Companies.  The Reorganizing Debtors have disclosed the manner for selection of, and the persons selected to, the initial board of directors of the New Holding Company.  Upon the Effective Date, the new board of directors of New Holding Company (the “New Board of Directors”) shall consist of seven directors, which were described in the filing made with this Court on January 26, 2006.  The senior officers of New Holding Company and ATA, as of the Effective Date, will be those Persons currently serving as the senior officers of Holdings and ATA respectively.  On the Effective Date, the term of the current members of the board of directors of each of the Reorganizing Debtors will expire. The initial board of directors of the New Holding Company shall consist of seven (7) members.  The New Investor has the right to appoint five (5) such members, the Creditors’ Committee may appoint one (1) member, who must be acceptable to the New Investor and after consultation with those Qualified Holders who have subscribed for a majority of the Rights Offering New Shares, and the seventh member shall be the Chief Executive Officer of Reorganized ATA.  Subsequent boards of directors of New Holding Company shall consist of the Chief Executive Officer of Reorganized ATA and six (6) members appointed by the New Investor, subject to the terms of the Minority Shareholder Protection Term Sheet.  The initial board of directors of each of the other Reorganized Companies shall consist of such directors selected as provided in the Investment Agreement.  On the Effective Date, the articles of incorporation of Holdings shall be amended to reduce the size of its board of directors to one director and Brian Hunt, Holdings’ Vice President, General Counsel and Secretary, is hereby designated as the sole director of Holdings from and after the

Effective Date.  No insider is currently intended to be employed or retained by the Reorganized Companies.  The requirements of section 1129(a)(5) of the Bankruptcy Code have been met.

S.             No Rate Changes (11 U.S.C. § 1129(a)(6)).  Section 1129(a)(6) of the Bankruptcy Code is satisfied because the Plan does not provide for any change in rates over which a governmental regulatory commission has jurisdiction.

T.            Best Interests Test (11 U.S.C. 1129(a)(7)).  The Plan satisfies section 1129(a)(7) of the Bankruptcy Code.  The liquidation analysis in Exhibit 4 to the Disclosure Statement, and evidence admitted at the Confirmation Hearing (1) are persuasive, credible and accurate as of the dates such evidence was prepared, presented, or proffered, (2) either have not been controverted by other persuasive evidence or have not been challenged, (3) are based upon reasonable and sound assumptions, (4) provide a reasonable estimate of the liquidation values of the Reorganizing Debtors upon conversion to a case under chapter 7 of the Bankruptcy Code, and (5) establish that each holder of a Claim or Interest in an Impaired Class that has not accepted the Plan will receive or retain under the Plan, on account of such Claim or Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that it would receive if the Reorganizing Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

U.            Acceptance By Impaired Classes (11 U.S.C. § 1129(a)(8)).  The Court finds that (other than Classes 2 and 3) all voting Impaired Classes as set forth on the ballot reports attached as Exhibits to the Voting Report have voted to accept the Plan.  Although Fleet did not cast ballots with respect to the treatment of its Secured Claims in Classes 2 and 3, the treatment of such claims is consistent with the Fleet Stipulation.  Counsel for the Reorganizing Debtors reported at the Confirmation Hearing that Fleet has acquiesced to the treatment provided for Fleet’s Secured Claims in Classes 2 and 3 as meeting the requirements of Bankruptcy Code §

1129.  Classes 8 and 9 are deemed to have rejected the Plan and, accordingly, confirmation as to those Classes only is sought pursuant to 11 U.S.C. § 1129(b).  Class 5 and any Reinstated Class 4 Claim are deemed to have accepted the Plan since they are Unimpaired.

V.            Treatment Of Administrative And Priority Tax Claims And Other Priority Claims (11 U.S.C. § 1129(a)(9)).  The treatment of Administrative Claims and Other Priority Claims under the Plan satisfies the requirements of section 1129(a)(9)(A) and (B) of the Bankruptcy Code, and the treatment of Priority Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(C) of the Bankruptcy Code.

W.           Acceptance By Impaired Class (11 U.S.C. § 1129(a)(10)).  Each Impaired Class of Claims and Interests not listed in paragraph K above has voted to accept the Plan.  Thus, section 1129(a)(10) of the Bankruptcy Code is satisfied.

X.            Feasibility (11 U.S.C. § 1129(a)(11)).  The Plan satisfies section 1129(a)(11) of the Bankruptcy Code.  The financial projections in Exhibit 2 of the Disclosure Statement and evidence admitted at the Confirmation Hearing (i) are persuasive and credible, (ii) have not been controverted by other evidence or sufficiently challenged in any of the objections to the Plan, and (iii) establish that the Plan is feasible and that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Reorganizing Debtors or the Reorganized Companies.  Upon the Effective Date, the Reorganizing Debtors and the Reorganized Companies will have sufficient operating cash and liquidity to meet their financial obligations under the Plan, to fund ongoing business operations, and pay all anticipated Allowed Administrative Claims and Allowed priority Claims.

Y.            Payment Of Fees (11 U.S.C. § 1129(a)(12)).  The Reorganizing Debtors have paid or, pursuant to Article 3.1 of the Plan, will pay by the Effective Date fees payable under 28 U.S.C. § 1930, thereby satisfying section 1129(a)(12) of the Bankruptcy Code.

Z.            Retiree Benefits (11 U.S.C. § 1129(a)(13)). Section 1129(a)(13) of the Bankruptcy Code requires that, following the Effective Date of the Plan, the payment of all retiree benefits (as defined in section 1114 of the Bankruptcy Code), if any, will continue at the levels established pursuant to subsections (e)(1)(B) or (g) of section 1114 of the Bankruptcy Code, at any time prior to the entry of this Confirmation Order, for the duration of the period the debtors have obligated themselves to provide such benefits.  To the extent Reorganizing Debtors have any such retiree benefits to pay, including certain travel benefits, they will do so and therefore section 1129(a)(13) is satisfied.

AA.        Section 1129(b) Confirmation of the Plan Over Nonacceptance Of Impaired Classes.  Class 8 “Old Holdings Preferred Stock Interests” and Class 9 “Old Holdings Common Stock Interests” are Impaired Classes of Claims or Interests that are deemed to have rejected the Plan pursuant to 11 U.S.C. § 1126(g).  Pursuant to section 1129(b) of the Bankruptcy Code, the Plan may be confirmed notwithstanding the fact that not all Impaired Classes have voted to accept the Plan.  All of the requirements of section 1129(a) of the Bankruptcy Code other than section 1129(a)(8), with respect to Class 8 and Class 9, have been met.  With respect to Classes 8 and 9, no holders of Claims or Interests junior to the holders of Claims and Interests in such Classes will receive or retain any property under the Plan on account of such Interests, and, as evidenced by the uncontroverted valuations and estimates contained in the Disclosure Statement and put into evidence at the Confirmation Hearing, no Class of Claims or Interests senior to Classes 8 or 9 are receiving more than full payment on account of such Claim or Interests.

Accordingly, the Plan is fair and equitable and does not discriminate unfairly, all as required by section 1129(b) of the Bankruptcy Code.

BB.          Principal Purpose Of Plan (11 U.S.C. § 1129(d)).  The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act of 1933 (15 U.S.C. § 77e).

CC.          Modifications To The Plan.  The modifications to the Plan set forth in the Approved Immaterial Modification hereto constitutes an immaterial modification with respect to the treatment of particular Claims by agreement with holders of such Claims, and do not materially adversely affect or change the treatment of any Claims or Interests.  Accordingly, pursuant to Bankruptcy Rule 3019, these modifications do not require additional disclosure under section 1125 of the Bankruptcy Code or re-solicitation of votes under section 1126 of the Bankruptcy Code, nor do they require that holders of Claims or Interests be afforded an opportunity to change previously cast votes to accept or reject the Plan.

DD.         Good Faith Solicitation (11 U.S.C. § 1125(e)).  The Plan Proponents and their agents, representatives, attorneys, and advisors have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and the Solicitation Procedures Order.  The Reorganizing Debtors, the Reorganized Debtors, the Creditors’ Committee, the members of the Creditors’ Committee in their capacities as such, the New DIP Lenders, Southwest, the New Investor, the ATSB Lender Parties (solely in such capacity) and BearingPoint, Inc. (formerly KPMG Consulting, Inc.), as Loan Administrator under the ATSB Loan Agreement, the Indenture Trustee and Wilmington Trust Company, in its capacity as loan trustee, subordination agent, pass through trustee or similar capacity under the Aircraft Equipment financing arrangements concerning the 2000-1 EETC Aircraft and 1996-1997 EETC

Aircraft (except with respect to the Wilmington Release Carve Out) and any of such parties’ respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors (including Jefferies), investment bankers, or agents and any of such parties’ successors and assigns, are (subject to paragraph 50 below) entitled to the protections afforded by section 1125(e) of the Bankruptcy Code and the exculpation provisions set forth in Article 11.8 of the Plan.

EE.          The Reorganized Companies Will Not Be Insolvent Nor Left With Unreasonably Small Capital.  As of the occurrence of the Effective Date and after taking into account the transactions contemplated by the Plan, on a consolidated basis (1) the fair saleable value of the property of the Reorganized Companies will be not less than the amount that will be required to pay the probable liabilities on the Reorganized Companies’ then existing debts as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to the Reorganized Companies, and (2) the Reorganized Companies’ capital is not unreasonably small in relation to their business or any contemplated or undertaken transaction.

FF.          Executory Contracts.  The Reorganizing Debtors have exercised reasonable business judgment in determining whether to assume or assume and assign or reject each of their executory contracts and unexpired leases as set forth in Article VIII of the Plan.  Each assumption or assumption and assignment or rejection of an executory contract or unexpired lease pursuant to Articles 8.1 through 8.9 of the Plan shall be legal, valid and binding upon the applicable Reorganizing Debtor or Reorganized Company and all non-Debtor parties to such executory contract or unexpired lease, all to the same extent as if such assumption or assumption and assignment or rejection had been effectuated pursuant to an appropriate authorizing order of the Bankruptcy Court entered before the Confirmation Date under section 365 of the Bankruptcy

Code.  Counsel for ATA, International Lease Finance Corporation (“ILFC”), Castle 2003-1B LLC (“Castle 1B”) and Castle 2003-2A LLC (“Castle 2A”, and together with Castle 1B “Castle”) stipulated and agreed in open court at the Confirmation Hearing that if and to the extent ATA assumes and/or rejects certain leases of aircraft by certain deadlines and subject to certain terms and conditions (described by counsel for ATA and agreed to by counsel for ILFC and Castle) that such assumptions and rejections will be valid under Bankruptcy Code § 365 and other applicable law.  The Court hereby accepts and approves such stipulation and incorporates such stipulation herein.

GG.          Adequate Assurance.  The Reorganizing Debtors have cured, or provided adequate assurance that the Reorganized Companies will cure defaults (if any) (the “Cure”) under or relating to each of the executory contracts and unexpired leases which are being assumed or assumed and assigned by the Reorganizing Debtors pursuant to the Plan (the “Assumed Contracts and Leases”).  To the extent any dispute remains as to the Cure or adequate assurance, the assumption or assumption and assignment of such executory contract or unexpired lease shall be legal and binding with the determination of any such Cure or adequate assurance at a later date by this Court.

HH.         Restructuring of the Old ATSB Loan.  The restructuring, pursuant to the Plan and the Amended and Restated ATSB Loan Documents, of the obligations owed to the ATSB Lender Parties under the ATSB Loan Agreement (the “Old ATSB Loan Obligations,” and collectively with the ATSB Loan Agreement and related documents, the “Old ATSB Loan”) is an essential element of the Plan and in the best interests of the Reorganizing Debtors, their estates and their creditors.  The Reorganizing Debtors have exercised reasonable business judgment in determining to restructure the Old ATSB Loan Obligations into the New ATSB Loan

Obligations (together with the Amended and Restated ATSB Loan Documents, the “New ATSB Loan”) on the terms and in the form set forth in the Amended and Restated ATSB Loan Documents, including the Amended and Restated ATSB Loan Agreement filed as Exhibit B to the Plan, or in a form substantially similar thereto.  The Reorganizing Debtors have provided sufficient and adequate notice of the restructuring of the Old ATSB Loan, including any material modifications thereof embodied in the New ATSB Loan, to all parties-in-interest, including, without limitation, the Reorganizing Debtors, the Creditors’ Committee, the New Investor, and Southwest.  All documents necessary or appropriate to implement the Plan including, without limitation, the Amended and Restated ATSB Loan Documents, shall, upon execution, be valid, binding, and enforceable agreements and not be in conflict with any federal or state law.

II.            No Conflict.  The financial accommodations being extended pursuant to the restructuring of the Old ATSB Loan into the New ATSB Loan are being extended in good faith and for legitimate business purposes.

JJ.            Releases and Discharges.  The releases and discharges of claims and Causes of Action described in Articles 11.2, 11.3, 11.4, and 11.5 of the Plan constitute good faith compromises and settlements of the matters covered thereby.  Such compromises and settlements are made in exchange for valuable consideration and are in the best interests of holders of Claims and Interests, are fair, equitable, reasonable, and are integral elements of the restructuring and resolution of the Chapter 11 Cases in accordance with the Plan.  Each of the discharge, release, indemnification and exculpation provisions set forth in the Plan: (1) is within the jurisdiction of the Bankruptcy Court under 28 U.S.C. §§ 1334(a), (b), and (d); (2) is an essential means of implementing the Plan pursuant to section 1123(a)(5) of the Bankruptcy Code; (3) is an integral element of the transactions incorporated into the Plan; (4) confers material benefit on, and is in the best interest of, the Reorganizing Debtors, their estates, and their creditors; (5) is important to the overall objectives of the Plan to finally resolve all Claims among or against the parties-in-interest in the Chapter 11 Cases with respect to the Reorganizing Debtors, their organization, capitalization, operation and reorganization; and (6) is consistent with sections 105, 1123, 1129 and other applicable provisions of the Bankruptcy Code.

KK.         Conditions To Confirmation.  All of the conditions to Confirmation set forth in Article XII of the Plan have been satisfied, waived or will be satisfied by entry of this Confirmation Order.

LL.          Conditions To Consummation.  Each of the conditions to the Effective Date, as set forth in Articles 12.1 and 12.2 of the Plan, is reasonably likely to be satisfied.  The conditions set forth in Articles 12.1, and 12.2 of the Plan may be waived by the Plan Proponents, such waiver to be acceptable to the New Investor in its sole and absolute discretion, and with the consent of Southwest, the ATSB and the Creditors’ Committee, not to be unreasonably withheld, without any notice to other parties-in-interest or the Bankruptcy Court and without a hearing.  The failure of the Plan Proponents in their sole discretion to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

MM.       Retention of Jurisdiction.  The Bankruptcy Court properly may retain jurisdiction over the matters set forth in Article XIII of the Plan.  Provided, however, that nothing herein shall constitute a waiver by the United States of any right it may have to assert that the Bankruptcy Court lacks jurisdiction over any matter set forth in Article XIII of the Plan.

NN.         Distributions Of New Shares.  The offering, issuance, and distribution of Unsecured Creditors New Shares, Original Warrants, the Additional Warrants (if issuable), the

Original Warrants Shares, the Additional Warrants Shares (if issuable), options granted under the ALPA Stock Option Plan, and ALPA Option Shares (collectively, the “1145 Exempt Securities”), as contemplated by the Plan, are exempt from the requirements of section 5 of the Securities Act and State or local registration requirements by virtue of section 1145 of the Bankruptcy Code.  Distributions of the New Investor New Shares and the Rights Offering New Shares as contemplated by the Plan and New Shares issued pursuant to the Management Stock Option Plan and the Management Incentive Shares will not be exempt from the registration requirements of the Securities Act pursuant to section 1145 of the Bankruptcy Code.  The Reorganizing Debtors may rely upon the exemption from registration under Section 4(2) of the Securities Act with respect to issuances to the New Investor, Qualified Holders and management as provided by the Plan and Rule 506 of Regulation D promulgated under the Securities Act with respect to the Rights Offering New Shares issued in the Rights Offering.

OO.         Re-Sale Under 1145.  The 1145 Exempt Securities that are issued in reliance on section 1145 of the Bankruptcy Code may be resold by the holders thereof without registration unless the holder is an “underwriter” with respect to such securities, as defined in section 1145(b)(1) of the Bankruptcy Code.

PP.          Preservation Of Causes Of Action.  It is in the best interests of the holders of Claims and Interests that the Retained Actions and all Causes of Action that are not expressly released under the Plan be retained by the Reorganized Companies pursuant to Article 6.8 of the Plan in order to maximize the value of the Reorganizing Debtors’ Estates.

QQ.         The Creditors’ Committee.  The Creditors’ Committee has acquitted its fiduciary duty to all unsecured creditors, and there is no evidence to the contrary.

RR.          Rights Offering.  The Rights Offering has been conducted in accordance with the Plan and applicable law and the modifications to the deadlines or restrictions regarding exercise of Subscription Rights and waivers of defects or irregularities described at the Confirmation Hearing by the Plan Proponents in consultation with the Creditors’ Committee are consistent with Article 7.11 of the Plan and are hereby approved by the Court.  The accommodations for Stanfield Capital Partners LLC and Royal Bank of Canada to transfer their Subscription Rights to allow a Qualified Holder/transferee to exercise such rights by close of business on February 3, 2006 is expressly approved.

ACCORDINGLY, IT IS ORDERED:

1.             Confirmation.  The Plan, including the Approved Immaterial Modification is APPROVED and CONFIRMED under section 1129 of the Bankruptcy Code.  The modifications are immaterial to the Plan and do not adversely affect or change the treatment of any Claim or Interest.  The terms of the Plan and the Exhibits (substantially in the form filed on the Exhibit Filing Date) are incorporated by reference into and are an integral part of the Plan and this Confirmation Order.

2.             Objections.  All Objections to confirmation of the Plan that have not been withdrawn, waived, or settled, and all reservations of rights included therein, are overruled on the merits.

3.             Provisions Of Plan And Order Nonseverable And Mutually Dependent.  The provisions of the Plan and this Confirmation Order, including the findings of fact and conclusions of law set forth herein, are nonseverable and mutually dependent.

4.             Plan Classification Controlling.  The classification of Claims and Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan.  The classifications set forth on the Ballots tendered to or returned by the holders of Claims against, or Interests in, the Reorganizing Debtors in connection with voting on the Plan (a) were set forth on the Ballots solely for purposes of voting to accept or reject the Plan, (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Claims or Interests under the Plan for distribution purposes, (c) may not be relied upon by any holder of a Claim or Interest as representing the actual classification of such Claims or Interests under the Plan for distributions purposes, and (d) shall not be binding on the Reorganized Companies, the Estates or the Reorganizing Debtors.

5.             Effects Of Confirmation; Immediate Effectiveness; Successors And Assigns.  The stay contemplated by Bankruptcy Rule 3020(e) shall not apply to this Confirmation Order.  Subject to the applicable provisions of the Plan, and notwithstanding any otherwise applicable law, immediately upon the entry of this Confirmation Order, the terms of the Plan (including the Exhibits and all documents and agreements executed pursuant to the Plan) and this Confirmation Order are deemed binding upon (a) the Reorganizing Debtors, (b) the Reorganized Companies, (c) all holders of Claims against and Interests in the Reorganizing Debtors, whether or not Impaired under the Plan and whether or not, if Impaired, such holders accepted the Plan, (d) each Person acquiring property under the Plan, (e) any other party-in-interest, (f) any Person making an appearance in these Chapter 11 Cases, and (g) respective heirs, successors, assigns, trustees, executors, administrators, affiliates, officers, directors, agents, representatives, attorneys, beneficiaries, or guardians of each of the foregoing.

6.             Continued Corporate Existence; Vesting Of Assets.  Except as otherwise provided in the Plan, each Reorganized Company shall continue to exist after the Effective Date as a separate legal entity, with all the powers of a legal entity under applicable law in the jurisdiction in which each applicable Reorganizing Debtor is incorporated or organized and pursuant to the respective certificate of incorporation and bylaws or other organizational documents in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws or other organizational documents are amended by the Plan.  Except as otherwise explicitly provided in the Plan or in this Confirmation Order, on the Effective Date, all property comprising the Estates (including Retained Actions and Retained Avoidance Claims) shall revest in each of the Reorganized Companies that owned such property or interest in property as of the Effective Date, free and clear of all Claims, liens, charges, encumbrances, rights and interests of creditors and equity security holders.  As of the Effective Date, the Reorganized Companies may operate their business and use, acquire, and dispose of property and settle and compromise Claims or Interests without supervision of the Bankruptcy Court, free of any restriction of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and this Confirmation Order.

7.             Retained Assets.  To the extent the succession to assets of the Reorganizing Debtors by the Reorganized Companies pursuant to the Plan are deemed to constitute “transfers” of property, such transfers of property to Reorganized Companies (a) are or shall be legal, valid, and effective transfers of property, (b) vest or shall vest the Reorganized Companies with good title to such property, free and clear of all liens, charges, Claims, encumbrances, or interests, except as expressly provided in the Plan or this Confirmation Order, (c) do not and shall not constitute avoidable transfers under the Bankruptcy Code or under applicable nonbankruptcy law, and (d) do not and shall not subject the Reorganized Companies to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor or transferee liability.

8.             Discharge, Releases, Limitations Of Liability And Indemnification.  The discharge of the Reorganizing Debtors and any of their assets or properties provided in Article 11.2 of the Plan, the releases set forth in Articles 11.4 and 11.5 of the Plan (subject to paragraph 50 below), the exculpation and limitation of liability provisions set forth in Article 11.8 of the Plan, and the indemnification obligations set forth in Article 11.9 of the Plan are deemed incorporated in this Confirmation Order as if set forth in full herein and are hereby approved in their entirety.

9.             Injunction.  Except as otherwise specifically provided in the Plan and except as may be necessary to enforce or remedy a breach of the Plan, the Reorganizing Debtors, and all Persons who have held, hold or may hold Claims or Interests and any successors, assigns or representatives of the foregoing shall be precluded and permanently enjoined on and after the Effective Date from: (a) commencing or continuing in any manner any Claim, action or other proceeding of any kind with respect to any Claim, Interest or any other right or Claim against the Reorganized Companies, which they possessed or may possess prior to the Effective Date, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order with respect to any Claim, Interest or any other right or Claim against the Reorganized Companies, which they possessed or may possess prior to the Effective Date, (c) creating, perfecting or enforcing any encumbrance of any kind with respect to any Claim, Interest or any other right or Claim against the Reorganized Companies, which they possessed or may possess prior to the Effective Date, and (d) asserting any Claims that are released hereby.  Notwithstanding the foregoing,  nothing herein shall enjoin or otherwise impair any right of setoff and/or recoupment that the United States may otherwise have or be construed to preclude the United States from pursuing any regulatory or police action against any Reorganizing Debtor.

10.           Automatic Stay.  The stay in effect in the Chapter 11 Cases pursuant to section 105 or 362(a) of the Bankruptcy Code shall continue to be in effect until the Effective Date, and at that time shall be dissolved and of no further force or effect, subject to the injunction set forth in the preceding paragraph and/or sections 524 and 1141 of the Bankruptcy Code.

11.           Matters Relating To Implementation Of The Plan: General Authorizations.  The approvals and authorizations specifically set forth in this Confirmation Order are nonexclusive and are not intended to limit the authority of any Reorganizing Debtor or Reorganized Company or any officer thereof to take any and all actions necessary or appropriate to implement, effectuate and consummate any and all documents or transactions contemplated by the Plan or this Confirmation Order.  In addition to the authority to execute and deliver, adopt, assign, or amend, as the case may be, the contracts, leases, instruments, releases and other agreements specifically granted in this Confirmation Order, the Reorganizing Debtors and the Reorganized Companies are authorized and empowered, without action of their respective stockholders or boards of directors, to take any and all such actions as any of their executive officers may determine are necessary or appropriate to implement, effectuate and consummate any and all documents or transactions contemplated by the Plan or this Confirmation Order, including: (a) enter into, execute and deliver, adopt or amend, as the case may be, any of the contracts, leases, instruments, releases and other agreements or documents and plans to be entered into, executed and delivered, adopted or amended in connection with the Plan, and, following the Effective Date, each of such contracts, leases, instruments, releases and other agreements shall be a legal, valid and binding obligation of the applicable Reorganized Company and enforceable against such Reorganized Company in accordance with its terms; (b) issue for distribution or reserve for issuance in accordance with the terms of the Plan, the New Shares (upon such issuance, all such shares shall be duly authorized, validly issued and outstanding, fully paid, nonassessable, free and clear of any mortgage, lien, pledge, security interest or other encumbrance of any kind and not subject to preemptive or similar rights of third parties); or (c) authorize the Reorganized Companies to engage in any of the activities set forth in this paragraph or otherwise contemplated by the Plan.  Each of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Reorganizing Debtors, or their respective designees, will be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, this Confirmation Order and any and all documents or transactions contemplated by the Plan or this Confirmation Order, all without further application to or order of the Bankruptcy Court and whether or not such actions or documents are specifically referred to in the Plan, the Disclosure Statement, the Solicitation Procedures Order, this Confirmation Order or the exhibits or appendices to any of the foregoing, and the signature of such officer on a document shall be conclusive evidence of the officer’s determination that such document and any related actions are necessary and appropriate to effectuate or further evidence the terms and conditions of the Plan, this Confirmation Order or other documents or transactions contemplated by the Plan or this Confirmation Order.  The secretary or any assistant secretary of each Reorganizing Debtor or Reorganized Company is authorized to certify or attest to any of the foregoing actions.  Pursuant to section 1142 of the Bankruptcy Code, to the extent that, under applicable nonbankruptcy law, any of the foregoing actions otherwise would require the consent or approval of the stockholders or the boards of directors of any of the Reorganizing Debtors or Reorganized Companies, this Confirmation Order shall constitute such consent or approval, and such actions are deemed to have been taken by unanimous action of the stockholders and directors of the appropriate Reorganizing Debtor or Reorganized Company.

12.           Directors And Officers Of Reorganized Company.  The existing senior officers of the Reorganizing Debtors shall serve in the same capacities after the Effective Date, pursuant to the Plan and subject to the rights of the respective board of New Board of Directors.  The Bankruptcy Court approves the appointment of the New Board of Directors, as disclosed at or prior to the Confirmation Hearing, as of and immediately following the Effective Date.

13.           Approval Of Employment Retirement Indemnification And Other Related Agreements.  Pursuant to section 1142(b) of the Bankruptcy Code, without further action by the Bankruptcy Court or the stockholders or board of directors of the New Holding Company, and without limiting the power or authority of the Reorganized Companies following the Effective Date to take any and all such actions as may be permitted or required by applicable nonbankruptcy law, the Reorganized Companies are authorized, as of the Effective Date, to: (a) maintain, amend, or revise existing employment, retirement, indemnification, and other agreements with their respective active directors, officers, and employees who will continue in such capacities (or similar capacities) after the Effective Date, or retirement income plans, welfare benefit plans, and other plans for such Persons, subject to the terms and conditions of any such agreement, and subject to Article 6.4, 8.4, 8.7, 8.8, and 11.9 of the Plan; and (b) enter into new employment, retirement, indemnification, and other agreements for active directors, officers, and employees, and retirement income plans, welfare benefits plans, and other plans for active and retired directors, officers, and employees.

14.           Stock Option Plans.  The Reorganized Companies are authorized to implement the Management Stock Option Plan and the ALPA Stock Option Plan.  The ALPA Stock Option Plan shall be modified as described in open court at the Confirmation Hearing regarding setting the “strike price” for the options for New Shares under the ALPA Stock Option Plan as provided in the 1113 Compromise.

15.           Preservation Of Causes Of Action.  The Reorganized Companies shall retain and may (but are not required to) enforce all Retained Actions and other similar claims arising under applicable state laws, including, without limitation, preference actions, fraudulent transfer claims, if any, and all other Causes of Action of a trustee and debtor-in possession under the Bankruptcy Code.  The Reorganizing Debtors or the Reorganized Companies will determine whether to bring, settle, release, compromise, or enforce any such rights (or decline to do any of the foregoing).  The Reorganized Companies or any successors may pursue such litigation claims in accordance with the best interests of the Reorganized Companies or any successors holding such rights of action.  The failure of the Reorganizing Debtors to specifically list any claim, right of action, suit or proceeding in the Reorganizing Debtors’ Schedules, Exhibit I to the Plan, or otherwise does not, and will not be deemed to, constitute a waiver or release by the Reorganizing Debtors of such claim, right of action, suit or proceeding, and the Reorganized Companies will retain the right to pursue such claims, rights of action, suits or proceedings in their sole discretion and, therefore, no preclusion doctrine, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches will apply to such claim, right of action, suit or proceeding upon or after the confirmation or consummation of the Plan; provided, however, that notwithstanding the payment on account of an Allowed Claim, the Reorganizing Debtors or the Reorganized Companies, as the case may be, shall retain the right to assert and/or pursue any

Retained Actions against the parties subject thereto any and all rights ancillary thereto, including the right to collect judgments thereon.

16.           Exemption From Certain Taxes And Recording Fees.  Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of any security, or the making, delivery, filing or recording of any instrument of transfer under, or in connection with, the Plan shall not be taxed under any law imposing a recording tax, stamp tax, transfer tax or similar tax.  Furthermore, and without limiting the foregoing, any transfers from a Reorganizing Debtor to a Reorganized Company or to any other Person pursuant to the Plan, as contemplated by the Plan, or pursuant to any agreement regarding the transfer of title to or ownership of any of the Reorganizing Debtors’ property in the United States will not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, sales or use tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment.  All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forgo the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.  The Bankruptcy Court shall retain specific jurisdiction with respect to these matters.

17.           Assumed Contracts and Leases.  Except as otherwise provided in the Plan, or this Confirmation Order or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan or in connection with the assumption or assumption and assignment, each executory contract and unexpired lease listed on Exhibit H (as amended) of the Plan shall be deemed automatically assumed or assumed and assigned, if applicable, and the proposed Cure established in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Confirmation Date unless such executory contract or unexpired lease (i) shall have been previously assumed or rejected by the Reorganizing Debtors by order of the Bankruptcy Court, (ii) shall have previously expired or terminated pursuant to its own terms, or (iii) is the subject of a motion to reject pending on or before the Confirmation Date.  The counterparty to any executory contract or unexpired lease listed on Exhibit H who contests the cure listed on Exhibit H must have filed and served an objection to such cure no later than the Plan Objection Deadline or is barred from contesting such cure.  Counterparties to executory unexpired leases that are the subject of an amendment to Exhibit H after the Plan Objection Deadline shall have ten days from the date of such amendment to file and serve an objection to the proposed Cure.  The Effective Date of any such assumption or assumption and assignment shall be the Confirmation Date subject only to the determination by this court of any Cure that is disputed per the requirements of this Order.  Notwithstanding the foregoing or any other provision of the Plan, if the amount and the timing for payment of Cure with respect to an unexpired lease or executory contract is not agreed on or before the Confirmation Date by agreement between the Reorganizing Debtors and the counterparty to such unexpired lease or executory contract or an order of the Bankruptcy Court in an amount and manner that is satisfactory to the Plan Proponents, the Plan Proponents may reject any such unexpired lease or executory contract by a motion filed with the Bankruptcy Court on or before the Confirmation Date or by amending Exhibit H and/or Exhibit G to the Plan on or before the Confirmation Date.  This Confirmation Order constitutes approval of such assumptions or assumptions and assignments pursuant to sections 365 and 1123 of the

Bankruptcy Code.  Each executory contract and unexpired lease assumed pursuant to Article 8.1 of the Plan shall vest in and be fully enforceable by the applicable Reorganized Company in accordance with its terms, except as modified by the provisions of the Plan, any order of the Bankruptcy Court authorizing or providing for its assumption, or applicable federal law, or by agreement between the Reorganizing Debtor and the counterparty.

18.           Payments Related To Assumption Of Executory Contracts And Unexpired Leases.  This Confirmation Order shall constitute an order approving the assumptions or assumption and assignment described in Article 8.1 of the Plan, pursuant to section 365 of the Bankruptcy Code, as of the Effective Date.  To the extent that Holdings is the party to any of the executory contracts or unexpired leases that are assumed, such executory contracts and unexpired leases are assigned to ATA.  The provisions (if any) of each executory contract and unexpired lease to be assumed under the Plan which are or may be in default shall be satisfied solely by the Cure listed on Exhibit H of the Plan.  In the event of a dispute regarding (a) the nature or amount of any Cure, (b) the ability of any Reorganized Debtor or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption and the Plan Proponents have not withdrawn the proposed assumption prior to the Confirmation Date, Cure shall occur as soon as practicable following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be; provided however, that in the event the Court determines that a Reorganized Debtor’s cure obligation is materially higher than the amount listed on Exhibit H or in any motion to assume or paid by the Reorganized Debtor, such Reorganized Debtor may reject the executory contract or unexpired lease notwithstanding the passage of the Confirmation Date with the consultation and consent of the Post Effective Date Committee.

19.           Rejected Contracts and Leases.  Except with respect to executory contracts and unexpired leases that (i) are listed on Exhibit H of the Plan, (ii) have previously been assumed or rejected, (iii) shall have previously expired or terminated pursuant to their own terms on or before the Confirmation Date, (iv) are the subject of a motion to assume or reject filed on or before the Confirmation Date, or (v) are the subject of a notice of assumption or rejection served, pursuant to order of the Bankruptcy Court, on or before the Confirmation Date, all executory contracts and unexpired leases listed on Exhibit G of the Plan shall be deemed automatically rejected as of the Confirmation Date or such earlier date as the Reorganizing Debtors may have unequivocally terminated their performance under such lease or contract; provided, however, that neither the exclusion nor inclusion of a contract or lease by the Reorganizing Debtors on Exhibit G or Exhibit H, nor anything contained in the Plan, shall constitute an admission by the Reorganizing Debtors that any such lease or contract is an unexpired lease or executory contract or that any Reorganizing Debtor, or its respective Affiliates, has any liability thereunder.  Agreements, if any, among the Reorganizing Debtors and a counterparty to an executory contract or unexpired lease pertaining to continued possession of premises shall not constitute an extension of the Effective Date of such rejection nor shall the Effective Date of the rejection abrogate the terms of any such agreement.

20.           Contracts and Leases Not Listed on Exhibits G or H.  Except as otherwise provided in the Plan, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, any executory contract or unexpired lease not listed on either Exhibit G or Exhibit H shall be deemed automatically rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Confirmation Date unless such executory contract or unexpired lease (i) shall have been previously assumed or rejected by the Reorganizing Debtors by order of the Bankruptcy Court, (ii) shall have previously expired or terminated pursuant to its own terms, (iii) is the subject of a motion to assume or reject pending on or before the Confirmation Date, or (iv) is the subject of an 1110(b) Stipulation approved by order of the Bankruptcy Court allowing for later rejection or any other such agreement entered into during these Chapter 11 Cases providing for the termination of any such executory contract or unexpired lease and the entry into new contracts or leases pursuant to the terms of any such agreement.  All rejections of executory contracts or unexpired leases are rejected only to the extent that they are executory contracts or unexpired leases pursuant to the Bankruptcy Code.

21.           Professional Claims And Final Fee Applications.  The provisions of Article 10.1 of the Plan and the Court’s order dated December 10, 2004 shall govern Professional Claims, including final fee applications, payment of interim amounts, and post-Effective Date compensation and retention, and deadlines and procedures relating thereto.

22.           Substantial Contribution Compensation And Expenses Bar Date.  Pursuant to Article 10.2 of the Plan, any person who requests compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b) (3), (4) and (5) of the Bankruptcy Code must file an application with the Clerk of the Bankruptcy Court, on or before the Administrative Claim Bar Date, and serve such application on counsel for the Plan Proponents, the Creditors’ Committee, the ATSB and as otherwise required by the Bankruptcy Court and the Bankruptcy Code on or before the Administrative Claim Bar Date, or be forever barred from seeking such compensation or expense reimbursement.

23.           Other Administrative Claims.  All other requests for payment of an Administrative Claim (other than as set forth in Articles 10.2 and 10.3 of the Plan and subject to the final sentence of Article 10.3) shall be filed with the Claims Agent and served on counsel for the Reorganizing Debtors or Reorganized Companies and the Post-Confirmation Creditors’ Committee on or before the Administrative Claim Bar Date.  Any request for payment of an Administrative Claim pursuant to Article 10.3 that is not timely filed and served shall be disallowed automatically without the need for any objection from the Reorganizing Debtors or the Reorganized Companies.  The Reorganized Companies may settle an Administrative Claim without further Bankruptcy Court approval.  Unless the Reorganizing Debtors or the Reorganized Companies, object to an Administrative Claim by the Claims Objection Deadline, such Administrative Claim shall be deemed allowed in the amount requested.  In the event that the Reorganizing Debtors or the Reorganized Companies object to an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim.  Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is (i) for goods or services (including wages, salaries, commissions, and trade payables) paid or payable by the Reorganizing Debtors in the ordinary course of business, (ii) governmental fees, including without limitation, security and inspection fees paid or payable by the Reorganized Companies in the ordinary course of business, or (iii) previously has been allowed by Final Order of the Bankruptcy Court, including, without limitation, the ATSB Super-Priority Claim except that if such Administrative Claim was unliquidated at the time it became an Allowed Administrative Claim, a notice shall be filed listing the amount of the Administrative Claim.  Provided, however, that nothing in this Article 10.3 shall constitute a waiver by any agency or instrumentality of the United States of any right it may have to assert that any statute or regulation precludes judicial review of the validity or amount of any Administrative Claim filed or asserted by any agency or instrumentality of the United States.  Notwithstanding the foregoing, the Reorganized Companies shall pay the Indenture Trustee’s Fees and Expenses upon submission by the Indenture Trustee to the Reorganized Companies of invoices and without the need for the filing by the Indenture Trustee of any other request for payment.

24.           Bar Date For Rejection Damage Claims And Related Procedures.  If the rejection by the Reorganizing Debtors (pursuant to the Plan or otherwise) of an executory contract or unexpired lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against either the Reorganizing Debtors or the Reorganized Companies or such entities’ properties unless a proof of claim is filed with the clerk of the Bankruptcy Court and served upon counsel to the Reorganizing Debtors within thirty (30) days after service of the notice that the executory contract or unexpired lease has been rejected.

25.           Approval of the Investment Agreement.  The Court hereby approves the Investment Agreement among the New Investor, Holdings and ATA and all related agreements to be executed substantially in the form filed as Exhibit A to the Plan.

26.           Approval of New ATSB Loan; Automatic Perfection.  The Court hereby approves the Amended and Restated ATSB Loan Agreement, filed as Exhibit B to the Plan, the Amended and Restated ATSB Loan Documents and all related agreements and documents.  The terms of the New ATSB Loan as restructured and reflected in the Amended and Restated ATSB Loan Agreement are hereby approved.  The Reorganized Companies who are obligors under the New ATSB Loan, are hereby authorized to execute, deliver and perform under the Amended and Restated ATSB Loan Documents to which they are a party and all documents, instruments and other agreements relating thereto on or prior to the Effective Date, together with such other documents as any of the ATSB Lender Parties may reasonably require in order to effectuate the treatment and rights afforded to such parties under the New ATSB Loan without further application to, or order of, the Court or further action by their respective directors or stockholders.

The Reorganizing Debtors or Reorganized Companies, as appropriate, are hereby authorized to grant to the ATSB Lender Parties, valid, binding, enforceable and perfected security interests in and liens upon all collateral specified in the Amended and Restated ATSB Loan Documents or other documents executed in connection therewith to secure the New ATSB Loan Obligations under or in connection with each of the Amended and Restated ATSB Loan Documents and to execute, deliver and perform any and all documents, instruments and other agreements, including intercreditor agreements, necessary or desirable in connection with the grant of such security interests and liens.  The New ATSB Loan and all documents, instruments and other agreements relating thereto shall constitute legal, valid, binding and authorized obligations of the respective parties thereto, enforceable in accordance with their terms.  The security interests and liens granted pursuant to, or in connection with, the New ATSB Loan and the documents, instruments and agreements relating thereto shall constitute, as of the Effective Date, legal, valid and duly perfected first-priority liens and security interests in and to the collateral specified therein, subject only, where applicable, to the pre-existing liens and security interests specified or permitted in the New ATSB Loan.  Notwithstanding the automatic perfection of the liens and security interests granted pursuant to the New ATSB Loan on the Effective Date, the ATSB Lender Parties are authorized, but not required, to file or record financing statements, trademark filings, mortgages, notices of lien and other similar instruments in any jurisdiction, and to take any other action they deem necessary or appropriate in connection with such liens and security interests pursuant to the terms and in accordance with the conditions of the documentation relating to the New ATSB Loan.  Based upon the record of these Chapter 11 Cases, the security interests to be granted by the Reorganizing Debtors and/or Reorganized Companies pursuant to, or in connection with, the New ATSB Loan (i) are legal, valid and enforceable, and (ii) do not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any federal or state law.

27.           Cash Collateral Order.  All of the terms and provisions of the ATSB Cash Collateral Order shall continue to apply and govern the Reorganizing Debtors’ use of cash collateral, as well as all of the parties’ rights and obligations, as defined and specified therein, until the occurrence of the Effective Date.

28.           Approval of the New Investor Exit Facility.  The Court hereby approves the New Investor Exit Facility and all related documents to be executed substantially in the form filed as Exhibits C and D to the Plan.

29.           Approval of New Fleet Notes A and B.  The Court hereby approves New Fleet Notes A and B and all related documents to be executed substantially in the form filed as Exhibits E and F to the Plan.

30.           Approval of the Warrant Agreement.  The Court hereby approves the Warrant Agreement and all related documents to be executed substantially in the form filed as Exhibit Q to the Plan.

31.           Substantive Consolidation.  The substantive consolidation of the Reorganizing Debtors is approved to the extent set forth in Section 6.12 of the Plan.

32.           Post-Confirmation Committee.  The Post-Confirmation Committee shall initially consist of Airport Terminal Services, Air Line Pilots Association International, and John Hancock Funds.

33.           Resolution Of Claims And Interests.  Except as otherwise ordered by the Bankruptcy Court, any Claim or Interest that is not an Allowed Claim or Allowed Interest shall be determined, resolved, or adjudicated in accordance with the terms of the Plan.  The Reorganizing Debtors or Reorganized Companies, as the case may be, and the Creditors’ Committee may (a) until 120 days after the Effective Date (unless extended by order of the Bankruptcy Court) file objections in the Bankruptcy Court to the allowance of any Claim or Interest (whether or not a proof of Claim or Interest has been filed) and/or (b) amend their schedules at any time before their Chapter 11 Cases are closed.

34.           Cancellation of Existing Equity Securities and Agreements.  On the Effective Date, except as otherwise specifically provided for in the Plan or this Order (a) the Old Holdings Common Stock, Old Holdings Preferred Stock, the Old Holdings Unsecured Notes and any other note, bond, indenture, pass through trust agreement, pass through trust certificate, equipment trust certificate guarantee, or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Reorganizing Debtors, except such notes, other instruments or documents evidencing indebtedness or obligations of the Reorganizing Debtors that are Reinstated under the Plan, shall be cancelled solely as to the Reorganizing Debtors, and the Reorganizing Debtors shall not have any continuing obligations thereunder, and (b) the obligations of, Claims against, and/or Interests in the Reorganizing Debtors under, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the Old Holdings Common Stock, Old Holdings Preferred Stock, the Old Holdings Unsecured Notes and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Reorganizing Debtors, except such agreements or notes or other instruments evidencing indebtedness or obligations of the Reorganizing Debtors that are Reinstated under the Plan, as the case may be, will be released and discharged; provided, that any such agreement that governs the rights of the holder of a Claim will continue in effect solely for purposes of (i) allowing an indenture trustee, an agent or a servicer (each hereinafter referred to as a “Servicer”) to make the distributions to be made on account of such Claims under the Plan as provided in Article IX of the Plan, (ii) permitting such Servicer to maintain any rights or liens it may have against property other than the Reorganized Companies’ property for fees, costs, and expenses under such Indenture or other agreement, and (iii) governing the rights and obligations of non-Reorganizing Debtor parties to such agreements, vis-à-vis each other and (iv) preserving any claims by or on behalf of bondholders, indenture trustee, loan trustee, subordination agents, pass through trustees or similarly situated parties against any Person (other than the Reorganizing Debtors or Reorganized Companies) that arise under or are related to such agreements; provided, further, that the preceding proviso will not affect the discharge of Claims against or Interests in the Reorganizing Debtors under the Bankruptcy Code, the Confirmation Order, or this Plan, or result in any expense or liability to the Reorganized Companies.  The Reorganized Companies will not have any obligations to any Servicer (or to any Disbursing Agent replacing such Servicer) for any fees, costs, or expenses except as expressly provided in Article 9.5 of the Plan.

35.           Payment Of Fees.  All fees payable by the Reorganizing Debtors under 28 U.S.C. § 1930 shall be paid on or before the Effective Date, and the Reorganized Companies shall thereafter pay any statutory fees that come due until the case is closed, converted or dismissed.

36.           Authorization To Consummate Plan.  The Bankruptcy Court authorizes the Reorganizing Debtors to consummate the Plan after entry of this Confirmation Order.  The Reorganizing Debtors are authorized to execute, acknowledge, and deliver such deeds, assignments, conveyances, and other assurances, documents, instruments of transfer, uniform commercial code financing statements, trust agreements, mortgages, indentures, security agreements, and bills of sale and to take such other actions as may be reasonably necessary to perform the terms and provisions of the Plan, all transactions contemplated by the Plan, and all other agreements related thereto.

37.           Failure To Consummate Plan And Substantial Consummation.  If consummation of the Plan does not occur, then the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), the assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be null and void.  In such event, nothing contained in the Plan or this Confirmation Order, and no acts taken in preparation for consummation of the Plan, shall (a) constitute a waiver or release of any claims by or against (including any Claims) or Interests in the Reorganizing Debtors or any other Person, (b) prejudice in any manner the rights of the Reorganizing Debtors or any Person in any further proceedings involving the Reorganizing Debtors, (c) constitute an admission of any sort by the Reorganizing Debtors or any other Person, or (d) be construed as a finding of fact or conclusion of law with respect thereto.  Upon the occurrence of the Effective Date, the Plan shall be deemed substantially consummated.

38.           Retention Of Jurisdiction.  Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding the entry of this Confirmation Order or the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction as provided in the Plan over all matters arising out of, and related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other items and matters, jurisdiction over those items and matters set forth in Article XIII of the Plan.  Provided, however, that nothing herein shall constitute a waiver by the United States of any right it may have to assert that the Bankruptcy Court lacks jurisdiction over any matter set forth in Article XIII of the Plan.

39.           References To Plan Provisions.  The failure to include or specifically reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Bankruptcy Court that the Plan be confirmed in its entirety.  The provisions of the Plan and of this Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each; however, that if there is determined to be any inconsistency between any Plan provision and any provision of this Confirmation Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of this Confirmation Order shall govern and any such provision of this Confirmation Order shall be deemed a modification of the Plan and shall control and take precedence.

40.           Separate Confirmation Order.  This Confirmation Order is and shall be deemed a separate Confirmation Order with respect to each of the Reorganizing Debtors in each Reorganizing Debtor’s separate Chapter 11 Case for all purposes.  The Clerk of the Bankruptcy Court is directed to file and docket this Confirmation Order in the Chapter 11 Case of each of the Debtors.

41.           Filing And Recording.  This Confirmation Order (a) is and shall be effective as a determination that, on the Effective Date, all Claims and Interests existing prior to such date have been unconditionally released, discharged and terminated, and (b) is and shall be binding upon and shall govern the acts of all entities including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state and local officials, and all other persons and entities who may be required, by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any document or instruments.  Each and every federal, state and local government agency is hereby directed to accept any and all documents and instruments necessary, useful or appropriate (including Uniform Commercial Code financing statements) to effectuate, implement and consummate the transactions contemplated by the Plan and this Confirmation Order without payment of any recording tax, stamp tax, transfer tax or similar tax imposed by state or local law.

42.           Notice Of Confirmation Order And Occurrence Of Effective Date.  On or before the fifth (5th) Business Day following the occurrence of the Effective Date, the Reorganizing Debtors shall serve notice of this Confirmation Order and occurrence of the Effective Date pursuant to Bankruptcy Rules 2002(f)(7), 2002(k), and 3020(c), on all holders of claims, the United States Trustee, the Creditors’ Committee, and other parties-in interest, by causing a notice of this Confirmation Order and the occurrence of the Effective Date in substantially the form of the notice annexed hereto as Exhibit 1, which form is hereby approved (the “Notice of Effective Date”), to be delivered to such parties by first class mail, postage prepaid, provided, however, that notice need not be given or served under the Bankruptcy Code, the Bankruptcy Rules, or this Confirmation Order to any Person to whom the Reorganizing

Debtors mailed a notice of the Bar Date or Confirmation Hearing, but received such notice returned marked “undeliverable as addressed,” “moved-left no forwarding address,” “forwarding order expired,” or similar reason, unless the Reorganizing Debtors have been informed in writing by such Person of that Person’s new address.  The notice described herein is adequate under the particular circumstances of the Chapter 11 Cases, and no other or further notice is necessary.  Notwithstanding the foregoing, pursuant to Bankruptcy Rule 2002(1), the Reorganizing Debtors may satisfy the requirements of Bankruptcy Rule 2002(1)(7) with respect to any holder of a Claim or Interest that does not reside in the United States by publishing the Notice of Effective Date in The Wall Street Journal (National Edition), the Indianapolis Star (Indianapolis, Indiana) within fifteen (15) Business Days of the Effective Date.

43.           Exhibits Will Operate As Controlling Documents.  In the event of an inconsistency between the Plan and the Exhibits (as may be modified), the Exhibits will control.

44.           28 U.S.C. § 157(d).  Nothing in this Confirmation Order or the Plan is intended to modify or violate 28 U.S.C. § 157(d).

45.           BCC/Boeing.  Nothing contained in the Plan or this Order shall be deemed to impair or otherwise affect the rights of BCC Equipment Leasing Corporation, The Boeing Company, Boeing Commercial Aircraft or any other Boeing subsidiary or affiliate from asserting, in response to any Retained Action or claim objection, any defense or counterclaim (only to the extent any such counterclaim or setoff offsets any liability with respect to a Retained Action asserted by one or more of the Reorganized Debtors), including, without limitation, any right of setoff.  ATA reserves all defenses with respect to any such counterclaim.

46.           IAS.  Notwithstanding any provision contained in the Disclosure Statement, Plan or this Confirmation Order, the rights of InternetAd Systems, LLC (“IAS”) to enforce U.S. Patent Nos. 5,572,643; 5,737,619; 6,185,586; and 6,457,025 (collectively the “Patents”) or to seek recovery for future infringement of the Patents, including injunctive relief and damages, will not be limited or affected in any way by this reorganization proceeding.  ATA reserves all defenses to any such enforcement or recovery actions.

47.           Celeste.  Notwithstanding anything in the Plan or Confirmation Order to the contrary, the Reorganizing Debtors will be bound by and honor the terms of the amendment executed October 3, 2005 to the ATA Cabin Supplies Contract dated October 16, 2003 with Celeste Industries, Corp.

48.           Travelers.  The Plan shall not prejudice, impair, waive, limit or otherwise affect the respective rights, claims and defenses of Travelers Casualty and Surety Company of America and its respective predecessors, successors, affiliates, subsidiaries and assigns (“Travelers”), regarding the surety bonds, any indemnity agreements and any cash collateral which secures any claims or letter(s) of credit posted in connection therewith.  Further, the Plan shall not release, compromise, or otherwise affect in any way Travelers’ rights against any indemnitor or third party with respect to such surety bonds, indemnity agreement or cash collateral.  Travelers reserves all of its rights and defenses (including by way of subrogation or any other surety defenses available in law or equity) against any entity or person with respect to any claim raised under the surety bonds.  Without limiting the foregoing, Travelers shall be authorized to settle any claims under the surety bonds and apply the cash collateral or proceeds of any posted letter(s) of credit to any loss sustained by Travelers under the surety bonds (inclusive of any fees and expenses incurred in connection therewith, in connection with the Chapter 11 Cases, or as otherwise recoverable under the terms and conditions of any indemnity agreements) without any authorization of the Bankruptcy Court (including, but not limited to, relief from the automatic stay under section 362(a) of the Bankruptcy Code) or consent of the Reorganizing Debtors.  Furthermore, if Travelers has to pay any amount under the security bonds, Travelers reserves the right to assert a general unsecured claim (by way of amendment or otherwise) with respect to such payment, and the Reorganizing Debtors reserve the right to object thereto.

49.           Southwest.  Pursuant to and in accordance with Article 2.2 of the Plan and this Confirmation Order, on the Effective Date, Southwest, as the holder of the Allowed Southwest DIP Facility Claim, shall receive from the Reorganizing Debtors in full satisfaction, settlement, release, and discharge of and in exchange for its Southwest DIP Facility Claim: (i) Cash equal to the unpaid principal balance of $20,000,000 of such Allowed Southwest DIP Facility Claim, (ii) all unpaid but accrued interest thereon through the date of payment in accordance with its terms, and (iii) all unpaid fees, costs and expenses arising under and in connection with the Southwest DIP Facility, including without limitation the Closing Fee (as such term is defined in the Southwest DIP Credit Agreement) in the amount of $1,177,205.25 (pursuant to the Southwest DIP Credit Agreement the Closing Fee has been capitalized into the principal balance of the Southwest DIP Facility) plus the Guaranty Fee (as such term is defined in the Southwest DIP Credit Agreement) in the amount of $212,646.29. Payment shall be in good funds by wire transfer to Southwest pursuant to wire instructions to be provided by Southwest to the Reorganizing Debtors on or before the Effective Date.  In addition, the Reorganizing Debtors shall post a letter of credit, for the benefit of Southwest, in the full amount of principal, interest, fees and costs, as of the Effective Date, in form and substance reasonably acceptable to Southwest, for any obligations owed to the City of Chicago by the Reorganizing Debtors and Southwest under the approximate $7.0 million letter of credit securing the City Loan.

50.           Modification of Article 11.8 re AMR.  Article 11.8 of the Plan is hereby modified to add to Article 11.8 by interliniation the following:  Notwithstanding the foregoing, with respect to AMR Leasing Corporation, the releases contained herein shall apply only to acts or omissions taken in good faith in pursuit of Plan confirmation, Plan consummation, and Plan administration.

51.           MWAA/Phoenix.  The contracts and leases of Reorganizing Debtors with Metropolitan Washington Airports Authority (“MWAA”) and the City of Phoenix (“Phoenix”) listed on amended Plan Exhibit H are assumed.  Such contracts and leases may only be assigned hereafter in accordance with applicable bankruptcy and non-bankruptcy law.  The correct Cure Amount for the MWAA lease listed on amended Exhibit H is $45,849.76 but the appropriate counterparty/lessor is the “Metropolitan Washington Airports Authority”.  The Cure Amount for the Phoenix contracts listed on amended Exhibit H will be deemed to be $20,809, subject to the parties ongoing efforts to reconcile any dispute regarding the correct amount of cure; with the Court to resolve any such dispute if the parties are unable to do so.  As to the assumed Phoenix contracts, ATA shall initially deposit with Phoenix in advance a total of one month’s rates, fees and charges while the parties continue to resolve any dispute regarding the appropriate amount of the deposit to be made to serve as adequate assurance of future performance.  If such efforts are unsuccessful, either party may submit the dispute to the Court to resolve.  The cash deposited by ATA will be held by Phoenix as a cash security deposit to be held for 12 months or until ATA has established a reasonably sufficient on-time payment history.  There are no non-monetary defaults on the MWAA leases of which the parties are aware.  As to Phoenix, the parties will continue to discuss the existence of any non-monetary defaults and whether, under the facts and applicable law, any such defaults need to be cured for assumption and to let the Court decide the issue if no agreement is reached.

52.           National City.  The secured claims of National City Bank and National City Bank of Indiana (together “National City”) under that certain Credit Agreement dated December 19, 2002, as amended (“Letter of Credit Facility”) and that certain Commercial Procurement Card Agreement dated November 7, 2000 (“P-Card Agreement”), and related loan documents, shall be treated under Article 4.4 and 6.9 of the Plan.  The obligations imposed under the Letter of Credit Facility and the P-Card Agreement as authorized and approved by orders of the Bankruptcy Court entered after the Petition Date shall be assumed by Reorganized ATA.

Nothing contained in the Plan or this Order shall be deemed to modify, impair or otherwise affect the following:

(a)           (i)            the expiration on the Effective Date of the current Credit Agreement dated December 19, 2002, as amended, between National City and ATA relating to the Letter of Credit Facility;

(ii)          the execution of an Amended and Restated Credit Agreement between National City and Reorganized ATA to evidence, govern and control the obligations under the Letter of Credit Facility assumed by Reorganized ATA from and after the Effective Date;

(b)           the assumption of the Letter of Credit Facility and the P-Card Agreement by Reorganized ATA and the reaffirmation of the security documents relating to the accounts pledged by ATA to National City as collateral for the Letter of Credit Facility and the P-Card Agreement; or

(c)           the validity and first priority security interests granted to National City Bank to secure the obligations owed to National City under the Letter of Credit Facility and the P-Card Agreement.

###

Requested by:

James M. Carr
Terry E. Hall
Stephen A. Claffey
Jeffrey C. Nelson
300 North Meridian Street, Suite 2700
Indianapolis, Indiana 46204
Telephone:  (317) 237-0300
Facsimile:  (317) 237-1000

Wendy W. Ponader
Ponader & Associates, LLP
5241 North Meridian Street
Indianapolis, Indiana 46208
Telephone:  (317) 496-3072
Facsimile:  (317) 257-5776

Distribution:

Core Group
2002 List
Appearance List